Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three months ended
March 31, 2008
Earnings:
Income from continuing operations before income taxes	$679
Minority interest in income of consolidated subsidiaries	39
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(13)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	705

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	171
Rental expense representative of interest factor	5

Total fixed charges	176

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	13

Less:
Capitalized interest	(8)

Total earnings as adjusted	$886

Fixed charges	$176

Ratio of earnings to fixed charges	5.03

(a)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income. See Note 5 of Notes to Consolidated Financial Statements.